ASX RELEASE I March 3, 2021 I ASX:PLL; NASDAQ:PLL

REGISTRATION OF SCHEME BOOKLET

•	Scheme Booklet registered with the Australian Securities and Investments Commission
•	Scheme Booklet available online
•	Scheme meeting to be held in person and online on April 7, 2021

Piedmont Lithium Limited (ASX:PLL, NASDAQ:PLL) (Piedmont or Company) is pleased to announce that the Scheme Booklet in relation to Piedmont's proposed re-domiciliation from Australia to the United States via a Scheme of Arrangement (Scheme), has today been registered with the Australian Securities and Investments Commission.

The Scheme Booklet will be available for viewing and downloading on the Company's website at www.piedmontlithium.com and on Piedmont's platform on the ASX website at www.asx.com.au.

Piedmont shareholders should carefully read the Scheme Booklet in its entirety and the material accompanying it before deciding whether to vote in favour of the Scheme.

If the Scheme is implemented:

•
Piedmont shareholders will receive one Piedmont US CHESS depositary interest (CDI) for every Piedmont share held on the Scheme record date. Piedmont US's CDls will be listed on ASX and holders of Piedmont US CDls will be able to trade their Piedmont US CDls on ASX after the implementation of the Scheme; and

•
Piedmont American Depositary Share (ADS) holders will receive one Piedmont US share for every Piedmont ADS held on the Scheme record date. Piedmont US's shares will be listed on Nasdaq and holders of Piedmont US shares will be able to trade their Piedmont US shares on Nasdaq after the implementation of the Scheme.

Scheme Meeting

The meeting of Piedmont shareholders to approve the Scheme will be held in person and electronically on April 7, 2021 at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia at 10:00am (AWST) (Scheme Meeting).

Due to the potential health risks associated with large gatherings and the coronavirus (COVID-19) pandemic, the Company has made arrangements for Piedmont shareholders to participate in the Scheme Meeting electronically. Details of how to log in online will be contained in the notice of meeting (Notice of Scheme Meeting).

The Notice of Scheme Meeting is included as an annexure to the Scheme Booklet and a personalised proxy form for the Scheme Meeting will accompany the Scheme Booklet.

All Piedmont shareholders who cannot attend the Scheme Meeting are encouraged to vote either by joining the Scheme Meeting electronically, or by appointing a proxy, corporate representative or attorney to attend the Scheme Meeting or join the electronic Scheme Meeting on their behalf.

Further information

Piedmont encourages Piedmont shareholders to read the Scheme Booklet in its entirety before deciding whether or not to vote in favour of the Scheme at the Scheme Meeting.

If you require further information or have questions, please contact the please contact the Piedmont Scheme Information Line on 1300 218182 (within Australia) or +61 3 9415 4233 (outside Australia) Monday to Friday between 8:30am and 5:00pm (AEDT).

This announcement has been authorized for release by the Company's Chief Executive Officer. For further information, contact:
Keith Phillips	Brian Risinger
President & CEO	VP - Investor Relations and Corporate Communications
T: +1 973 809 0505	T: +1 704 910 9688
E: kphillips@piedmontlithium.com	E: brisinger@piedmontlithium.com

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont's expectations and beliefs concerning future events. Forward looking statements are necessarily  subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont,  which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.